UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 18, 2016

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 18, 2016, Yandex N.V. made an offer to the non-executive members of its Board of Directors to exchange outstanding share option awards for new restricted share unit (RSU) awards. The exchange ratio is two options for one RSU. The options have exercise prices of between $25.00 and $33.09 per Class A share; the RSU awards entitle the holder to receive a number of Class A shares at no cost, subject to the vesting and exercisability conditions of the new awards. The offer relates to share options awards to purchase up to an aggregate of 196,000 Class A shares; an aggregate of up 98,000 RSUs may be granted in the exchange, assuming acceptance in full of the offer.

The replacement RSUs will be subject to an additional 12-month vesting period beyond the original vesting schedule of the exchanged options. In addition, no exercise of the replacement RSUs will be permitted for a 12-month period from the date of exchange, subject to continued service on the Board of Directors through such date.

The Company is undertaking the exchange offer to provide better incentives to the non-executive members of the Board of Directors in light of significant fluctuations in the price of the Company’s Class A shares in recent periods. The Company anticipates that the offer will be completed by the end of May 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: May 18, 2016	By:	/S/ GREG ABOVSKY
Greg Abovsky
Chief Financial Officer